Exhibit 99.1

July 7, 2026

Enlivex Announces 1-for-15 Reverse Stock Split Effective July 9, 2026

Nes-Ziona, Israel, July 7, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV) (“Enlivex” or the “Company”), a quality longevity company, today announced a 1-for-15 reverse split (the “Reverse Split”) of its ordinary shares. Beginning on July 9, 2026, the Company’s ordinary shares will trade on The Nasdaq Capital Market on a split-adjusted basis.

As a result of the Reverse Stock Split, every fifteen ordinary shares will automatically be combined into one ordinary share. Upon effectiveness of the Reverse Split, the number of authorized ordinary shares will be ratably reduced from 2,375,000,000 to 158,333,334, and the par value of each ordinary share will ratably increase from NIS 0.40 to NIS 6.00. Additionally, upon effectiveness of the Reverse Split, the number of Enlivex’s issued and outstanding ordinary shares will decrease from 252,480,222 to approximately 16,832,015, subject to adjustment based on the rounding of fractional shares.

No fractional ordinary shares will be issued as a result of the Reverse Split. All fractional shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all of Enlivex’s outstanding warrants and options. The Reverse Split will not affect any shareholder’s ownership percentage of the ordinary shares (except for adjustments that may result from the rounding up of fractional shares) or modify any voting rights or other terms of the ordinary shares.

The Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “ENLV”. The new CUSIP number for the ordinary shares following the Reverse Split will be M4130Y.

The Company’s transfer agent, VStock Transfer, LLC is acting as exchange agent for the Reverse Split and will send instructions to shareholders of record regarding the exchange of certificates for ordinary shares.

About Enlivex

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain Protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

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July 7, 2026

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

Enlivex contact

Shachar Shlosberger
CFO
Enlivex Ltd.
shachar@enlivex.com

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